UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

KINTERA, INC.

(Name of Subject Company (Issuer))

EUCALYPTUS ACQUISITION CORPORATION

a wholly owned subsidiary of

BLACKBAUD, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

49720P506

(CUSIP Number of Class of Securities)

Marc Chardon

Blackbaud, Inc.

2000 Daniel Island Drive

Charleston, South Carolina 29492

Telephone: (843) 216-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Donald R. Reynolds, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

Telephone: (919) 781-4000

Facsimile: (919) 781-4865

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Email sent to Blackbaud, Inc. employees by Marc Chardon, President and CEO of Blackbaud, Inc.

Today, we announced that Blackbaud has made an offer to acquire Kintera, a leading supplier of software and services to the nonprofit sector. Kintera is a public company with ~4000 customers, and has earned the respect of the nonprofit sector with the quality of its product offerings. Kintera’s leading product, Sphere, pioneered fundraising in the internet space and is a leader in internet fundraising. Kintera’s other products, in the accounting and analytics space, are also well-respected and serve thousands of customers.

Their Board of Directors accepted our offer today but the purchase will probably not close until early July. Until the acquisition closes, we will continue to operate as separate companies. By that I mean that we must continue to operate just as we normally do, selling against Kintera just as we do against our other competitors and acting as Blackbaud always does, in the best interests of our prospects, our customers and our shareholders.

Our activities during the merger process fall under Federal Trade Commission rules. Thus, you may not contact Kintera, cannot discuss customers with them, share information with them or involve yourselves with them in any way. If special case issues come up, please contact one of the integration team leaders below.

•	Sphere – Shaw Drummond (Blackbaud);
•	P!N – Chris South (Blackbaud);
•	FundWare – Scott Butler (Blackbaud); or
•	Other issues – Bob Hughes (Blackbaud).

Why did Blackbaud make this purchase?

Our long range planning effort showed that a key strategic initiative for us was online communication and collaboration. Kintera enables us to accelerate our strategy in this space with a proven product with thousands of customers. With the addition of Kintera we will have more customers, raise more money, and send more emails than anyone else in the industry.

Kintera’s internet marketing and fundraising product (Sphere) is a strong product with many satisfied customers, ranging from organizations like American Lung Association to Sesame Workshop to over 80 YMCA’s. They are a pioneer in the online arena and has about 2300 loyal, satisfied customers, which is approximately equal to all the other vendors of internet fundraising solutions to nonprofits combined (excluding Blackbaud). When you combine our 2300 BBNC customers with their customer base, the total is more than 3 times larger than the next vendor. Perhaps more important, while BBNC is the best-in-class solution for online, high touch stewardship, Sphere brings best-in-class capabilities for online donor acquisition and marketing, events (e.g. Friends Asking Friends/ Team Fundraising), and advocacy.

Over time, customers will want to leverage the best of both solutions. You may be working with customers whose primary goals today are Advocacy or Team Fundraising/Friends Asking Friends events. Those needs are not going away. Other organizations may focus more on stewardship and retention, and those needs are not going away. The two industry leaders have come together from opposite ends of the spectrum to meet the full range of customer needs and the employees developed BBNC, Sphere can combine to give us the opportunity to get the best possible leverage. As was the case with Target, we should strive to not lose one customer with this merger as our combination creates even more value for our customers.

Kintera’s other key products, such as FundWare and its P!N analytics, are also pioneers in their space and have a strong market presence. FundWare has ~1700 customers. Combined, Blackbaud and Kintera have almost 6000 accounting customers.

P!N, Kintera’s analytics product is well recognized in the higher education space and will broaden our already strong portfolio. Before we entered this market, P!N was the only legitimate provider in the wealth profiling space.

Summing it up, Kintera will provide real growth opportunities for Blackbaud, will help us grow our capabilities in providing online solutions and will augment other areas, such as analytics. Combining the companies will help us continue our rapid growth.

As we proceed with the acquisition process, we will not make further announcements until the deal closes officially.

There will be an all-hands meeting in the Atrium in Charleston at 8:30AM (EDT) tomorrow where I will expand on this message and take your questions. Please note that for remotely located employees, and for those of you in Cambridge and Indianapolis, we will have a live audio connection during that meeting and we will also produce a videotape of the session.

Thanks for your continued dedication and support of Blackbaud. We are looking forward to having the employees of Kintera join our terrific team.

Sincerely,

Marc Chardon,

President and CEO

Email sent to Kintera, Inc. employees by Richard LaBarbera, President and CEO of Kintera, on behalf of Marc Chardon, President and CEO of Blackbaud, Inc.

To the Kintera team,

As most of you know Marc Chardon will be visiting us next week in San Diego, I am sure you will find his insight in the market similar and compatible with ours.

Attached is his message to everyone at Kintera.

Regards

Rich LaBarbera

President and CEO

Kintera, Inc.

9605 Scranton Road, Suite 200

San Diego, CA 92121

858 795-8975 Tel

858 408-1847 Fax

rlabarbera@kintera.com

To all Kintera employees:

The announcement, yesterday evening, of Blackbaud’s offer to acquire Kintera was the culmination of a lot of hard work by many exceptional people in our two organizations.

Through the process, we at Blackbaud have become very excited by the opportunity of working with Kintera employees to offer the world’s non-profit organizations the best and broadest range of skills and creativity to meet the challenge of making the world a better place and empowering the charitable community.

Both of our organizations can be very proud of our great products and service – from “Friends asking Friends” on the one hand, to The Raisers Edge on the other with many more in between. When combined, we’ll have unparalleled breadth and depth of offering – the best solutions portfolio on the market.

Yesterday’s announcement was an important step. If you’re like me, you probably wish that the acquisition was already complete, so we could start immediately meeting and beating our competition, and having a lot of fun in the process.

I look forward to meeting many of you when I’m out in San Diego next week, and I look forward to working with you when the deal is complete.

Best regards,

Marc

Marc Chardon

President and Chief Executive Officer

Blackbaud, Inc.

2000 Daniel Island Drive

Charleston, South Carolina 29492